		Chubb Group of Insurance Companies		DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
		15 Mountain View Road, Warren, New Jersey 07059		COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):				Bond Number: 81908109

EUROPEAN INVESTORS, INC.
FEDERAL INSURANCE COMPANY

717 FIFTH AVENUE,				Incorporated under the laws of Indiana
NEW YORK, NY 10022				a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	June 17, 2007
		to	12:01 a.m. on	June 17, 2008

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

DEDUCTIBLE
	INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT
	1.	Employee		$ 1,250,000	$ 10,000
	2.	On Premises		$ 1,250,000	$ 10,000
	3.	In Transit		$ 1,250,000	$ 10,000
	4.	Forgery or Alteration		$ 1,250,000	$ 10,000
	5.	Extended Forgery		$ 1,250,000	$ 10,000
	6.	Counterfeit Money		$ 1,250,000	$ 10,000
	7.	Threats to Person		$ 1,250,000	$ 10,000
	8.	Computer System		$ 1,250,000	$ 10,000
	9.	Voice Initiated Funds Transfer Instruction		$ 1,250,000	$ 10,000
	10.	Uncollectible Items of Deposit		$ 1,250,000	$ 10,000
	11.	Audit Expense		$ 1,250,000	$ 10,000
	12.	Extended Computer Systems		$ 1,250,000	$ 10,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1) Amend Name of Assured Endorsement, 2) Compliance with Applicable Trade Sanction Laws,
3) Deleting Valuation & Amending Change/Modification, 4) Extended Computer Systems Endorsement,
5) New York Amendatory Endorsement

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

ICAP Bond (5-98) - Federal Form 17-02-1421 (Ed. 5-98) Page 1 of 1

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 5/2007)

Chubb & Son, div. of Federal Insurance Company as manager of the member insurers of the Chubb Group of Insurance Companies

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the “Act”)
effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the
Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)